

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2022

Shaun Bagai
Chief Executive Officer
RenovoRx, Inc.
4546 El Camino Real, Suite B1
Los Altos, CA 94022

>　**Re: RenovoRx, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 10, 2022**
> **File No. 333-268316**

Dear Shaun Bagai:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Coke, Esq.